

June 17, 2011

<u>Via E-mail</u>
Mark A. Luden
President and Chief Executive Officer
The Guitammer Company
6117 Maxtown Road
Westerville, OH 43082

> **Re: The Guitammer Company**
> **Form 10-12G**
> **Filed May 27, 2011**
> **File No. 000-54331**

Dear Mr. Luden:

We have reviewed your responses to the comments in our letter dated May 2, 2011 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it. Please confirm your understanding.

<u>Item 1. Business, page 4</u>

<u>Historical Overview, page 4</u>

2. We note your disclosure in the second paragraph that pursuant to the Reorganization each option and warrant holder exchanged their outstanding options and warrants of

Guitammer-Ohio for options and warrants of Guitammer-Nevada. Please advise how such exchange was memorialized, i.e. were new option and warrant agreements issued? Please advise.

Home Theater and Gaming Market Size, page 5

3. In the third sentence of the first paragraph, please delete the website reference for the NPD Group and also the article link.

Item 2. Financial Information, page 15

Management's Discussion and Analysis or Plan of Operation, page 17

Results of Operations - 2010 compared to 2009, page 17

4. While your disclosures clarify the reasons for the increase in inventory, you continue to indicate that the decrease in revenue was primarily due to a shortage of cash to purchase inventory. In this regard, please reconcile your statement to the disclosures indicating that there was inventory in transit and to the fact that there was inventory on hand at December 31, 2010. In particular, it appears that these disclosures should be more consistent with the disclosures provided in the second and third paragraph of page 19. Please revise.

5. Please expand your disclosure with respect to general and administrative expenses to describe and quantify the significant components of this line item. For example, on page 7, you indicate that you pay sales commissions to independent manufacturers' sales representatives. If material, quantify this cost as well as other costs of selling your products.

Results of Operations - Comparison of interim periods, page 20

6. Consider adding a table to summarize your sales of products. Based on your disclosures on page 6, we suggest you disclose your sales of (i) wireless Buttkicker kits (ii) Buttkicker Gamer, and (iii) all other products.

Liquidity and Capital Resources, page 18

7. We note your response to our prior comment 23 and reissue in part. Please reconcile the disclosure in this section and the Liquidity and Capital Resources section on page 21 with footnotes 1 and 7 of your audited financial statements which disclose ongoing negotiations related to a potential reverse merger or recapitalization transaction. In this regard, we note that you signed a letter of intent in October of 2010. Please tell us, with

a view towards revised disclosure throughout the registration statement, the status of this potential transaction. Additionally, to the extent applicable, please also revise the Business section on page 4 accordingly.

8. In the last sentence of this section, you state that raising equity capital will enable you to increase sales, generate positive net income and a positive cash flow. Since the raising of capital does not ensure that any of these results will actually occur, please revise this disclosure to more specifically describe your intended uses (such as advertising, purchases of inventory, etc.) of any capital raised in the future.

Cash Flows during the Three Months Ended March 31, 2011

9. We note your disclosure in the Cash Flows during the Fiscal Year Ended December 31, 2010 section on page 19 that you anticipate needing $3,500,000 in the next 12 months for debt service. We also note your disclosure in the fourth paragraph of this section that you anticipate needing $1,133,000 in the next 12 months to purchase inventory. Please reconcile these disclosures with the disclosure in the fifth paragraph that you anticipate needing $3,380,000 in the next 12 months for debt service, inventory and general working capital purposes. To the extent you have assumed that certain lenders will convert outstanding debt into your common stock, please revise to clarify any assumptions necessary to understand your near term and long term liquidity position. Please also revise the Business section on page 4, in an appropriate place, to disclose your current near term and long term liquidity position, your monthly "burn rate," and the month you will run out of funds without additional capital.

Item 5. Directors and Executive Officers, page 31

10. We note your response to our prior comment 28 and reissue. Please revise this section to discuss the specific experience, qualifications, attributes or skills of each director, on a director-by-director basis, that led to the conclusion that the person should serve as a director for the company. Refer to Item 401(e)(1) of Regulation S-K.

Item 6. Executive Compensation, page 33

11. We note your response to our prior comment 30 and reissue in part. Please confirm that the "All Other Compensation" column includes all perquisites and other personal benefits as and to the extent required by Item 402(n)(2)(ix) of Regulation S-K.

Compensation of Directors, page 33

12. We note your references in this section to a "Code of Regulations" which appears to be applicable to Guitammer-Ohio not Guitammer-Nevada. Please revise or advise.

13. We note your disclosure in the third sentence that your directors are entitled to certain indemnification rights. We were unable to locate such provisions in the bylaws of Guitammer-Nevada. Please direct us to the applicable provisions or advise. To the extent applicable, please also revise Item 12. Indemnification of Directors and Officers on page 43 to include the information required by Item 702 of Regulation S-K with respect to any provisions of Guitammer-Nevada's articles of incorporation or bylaws which provide any indemnification rights to your directors and officers.

Item 9. Market Price of and Dividends on the Registrant's Common Equity, page 39

14. We note your disclosure in the second paragraph that as of May 20, 2011 you have outstanding options and warrants to purchase 44,497,900 shares of your common stock. We also note your disclosures in the Historical Overview section on page 4 and in footnote 7 to your unaudited financial statements for the period ending March 31, 2011 detail a different aggregate number of outstanding options and warrants on an as converted basis. Please reconcile or advise.

Item 11. Description of Registrant's Securities to be Registered, page 41

15. Please revise the paragraph immediately preceding the Transfer Agent section on page 43 to reference Guitammer-Nevada's articles of incorporation and bylaws. In this regard, we note that Guitammer-Ohio's organizational documents are not relevant to the description of the securities to be registered.

Item 15. Financial Statements and Exhibits, page 44

16. We note your response to our prior comment 39 and reissue. In your next filing, please refile each material contract, to the extent applicable, to ensure that each material contract is a fully executed complete copy including all exhibits, schedules, annexes, and appendixes. If a material contract has been amended since execution, please ensure that each material amendment including all exhibits, schedules, annexes, and appendixes are also filed. Refer to Item 601(b)(10) of Regulation S-K. In this regard, we note that a number of your material contracts are not fully executed, are not complete copies and do not appear to include all material amendments. We also note that, in certain cases, you have filed individual signature pages as separate exhibits. Please delete these separate exhibits and, to the extent applicable, refile each material contract to which such signature page relates to ensure that each filed material contract is a fully executed complete copy.

17. We note your response to our prior comment 41 and reissue in part. We note that you have filed one line of credit loan with Merrill Lynch as an exhibit to your filing. We also note your disclosure in the Contractual Obligations section on page 22 indicates that there are multiple line of credit loans with Merrill Lynch. Please confirm the number of line of credit loans with Merrill Lynch and, to the extent applicable, either file the additional loan documents as material contracts or revise the associated disclosure in the Contractual Obligations section.

18. We note your response to our prior comment 43 and reissue. We note that you have entered into a number of Note Purchase Agreements and subsequent amendments to such agreements which provided for the issuance of amended and restated promissory notes. We also note that in most cases you have only filed the original promissory notes. Please file a copy of each amended and restated promissory note as an exhibit to your next filing or advise.

19. Please revise to annotate that you will file an Exhibit 21.1 which lists your subsidiaries.

Exhibits 10.12 and 10.14

20. We note your response to our prior comment 44 and reissue. We note that Exhibits 10.12 and 10.14 appear to be reversed. Please correct in your next filing. Please also refile a complete copy of Exhibit 10.14. We note that Exhibit 10.14 is missing the attached exhibits.

Exhibit 10.16

21. We note that the Gault Loan Agreement was amended in November 2010. Please file a copy of the amendment as an exhibit to your next filing or advise.

Exhibit 10.40A

22. We note that your original Lease Agreement has been modified by a number of Lease Modification Agreements. We also note that only one Lease Modification Agreement has been filed. Please file all modifications as exhibits to your next filing or advise.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

23. We note your response to our prior comment 50. However, it is not clear how the audit report was revised to comply with our prior comment. As such, we reissue our prior comment in its entirety. While the audit report included in your Form 10 contains a footer with the office locations of your independent registered public accounting firm,

your filing should be revised to include a signed opinion pursuant to the requirements set forth in Rule 2-02(a)(3) of Regulation S-X. Specifically, such rule requires that the signature clearly indicate the city and state where the opinion was issued.

Statements of Operations, page F-3

24. We note your response to our prior comment 51. However, it is not clear how your amended filing complies with our prior comment with regards to your December 31, 2010 financial statements. As such, we reissue our prior comment in its entirety. Please revise to use dollar signs on your loss per share rather than the number of shares outstanding.

Notes to Financial Statements

Intangible Assets

25. We note your response to our prior comment 52. However, it is not clear how your amended filing complies with our prior comment. As such, we reissue our prior comment in its entirety. It appears the notes to your financial statements do not include the disclosures with respect to intangible assets required by ASC Topic 350-30-50. Please revise accordingly.

26. We note your response to our prior comment 53. However, we believe that the substantial doubt about your ability to continue as a going concern, as well as your operating losses and operating cash flow deficiencies, are triggering events that would require the performance of an impairment analysis. Please perform an impairment analysis and revise your filing accordingly.

Note 7 – Debt, page F-11

27. We note your response to our prior comment 54. However, it is not clear how your amended filing complies with our prior comment with regards to your December 31, 2010 financial statements. As such, we reissue our prior comment in its entirety. Please clarify your disclosures with respect to the priority of liens on your inventory and other assets. In this regard, you disclose that your $100,000 note payable to the Julie E. Jacobs Trust has a first position lien on inventory. However, you also disclose that your inventory financing arrangement with Standard Energy and the Walter J. Doyle Trust, each with an original amount of $150,000 of notes payable, has a first position lien on all assets (which would appear to include inventory). In addition, you disclose that your note payable in the original amount of $800,000 to Thelma Gault is collateralized by all assets of the Company.

Note 8 – Stockholders' Deficiency, page F-14

28. We note your response to our prior comment 55. However, we continue to believe you should include the disclosures required by ASC Topic 480-10-50. Please revise your filing accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: Carl A. Generes, Esq.
    Law Offices of Carl A. Generes
    Fax: (972) 715-5700